October 24, 2014

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Durata Therapeutics, Inc.

Schedule TO-T filed October 17, 2014 by Delaware Merger Sub, Inc.,

    Actavis W.C. Holding Inc. and Actavis plc

SEC File No. 005-86923

Dear Mr. Duchovny:

On behalf of our clients, Actavis plc, Actavis W.C. Holding Inc. and Delaware Merger Sub, Inc. (collectively, the “Bidders”), set forth below are the responses of the Bidders to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated October 22, 2014, concerning the Schedule TO-T—File No. 005-86923 (the “Schedule TO-T”) filed on October 17, 2014, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Bidders.

The responses contained herein are based on information provided to Debevoise & Plimpton LLP by the Bidders. To facilitate the Staff’s review, we have included in this letter the headings and numbered comments in bold text and have provided the Bidders’ response immediately following each of the numbered comments.

The Bidders are submitting, via EDGAR, Amendment No. 1 to the Schedule TO-T (the “Schedule TO-T/A”) containing changes made in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule TO-T.

Offer to Purchase

Certain Information Concerning Durata, page 23

1.	You may not disclaim responsibility for your disclosure. Please revise the last sentence in the first paragraph of this section.

Response — In response to the Staff’s comment, page 23 of the Offer to Purchase has been revised to remove the Bidders’ disclaimer of responsibility for the accuracy or completeness of information.

Daniel F. Duchovny	October 24, 2014
U.S. Securities and Exchange Commission

Source and Amount of Funds, page 25

2.	Revise this section to provide additional disclosure about borrowed funds as required by Item 1007(d) of Regulation M-A.

Response — In response to the Staff’s comment, page 26 of the Offer to Purchase has been revised to provide additional disclosure about borrowed funds.

Background of the Offer, page 26

3.	Disclose the forecasts Durata provided you on September 24, 2014.

Response — In response to the Staff’s comment, page 24 of the Offer to Purchase has been revised to include the forecasts Durata provided to the Bidders on September 24, 2014.

CVR Agreement, page 45

4.	Revise the second bullet point on page 45 to specify the agency or authority whose authorization is required before the milestone may be achieved. It appears from the last sentence on this page that the agency is the FDA because of the reference to the Single Dose Milestone, although such term is undefined and not cross-referenced to any of the bullet points immediately above.

Response — In response to the Staff’s comment, page 45 of the Offer to Purchase has been revised to specify that the authorization of the U.S. Food and Drug Administration, or any successor agency, is required before the Single Dose Milestone may be achieved.

5.	Revise your disclosure to explain the meaning of any defined term instead of referring security holders to another document which has not been disseminated.

Response — In response to the Staff’s comment, page 45 of the Offer to Purchase has been revised to explain the meaning of defined terms instead of referring security holders to the CVR Agreement.

6.

We note the last sentence in this section in which you alert security holders to the nature of your disclosure being a summary only. Revise your disclosure generally to describe the material terms of the CVRs and the CVR

Daniel F. Duchovny	October 24, 2014
U.S. Securities and Exchange Commission

agreement. For example, (i) describe the timing of any payment pursuant to the satisfaction of each milestone, (ii) clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreements, and (iii) disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreements, including any limitations imposed on the enforcement of rights by holders. In this respect, disclose the risks that security holders may face in connection with the CVRs as holders of subordinated debt, if true, namely that (a) the bidders’ financial condition could deteriorate such that they did not have the necessary cash or cash equivalents to make the required payments under the agreement; (b) holders of the CVRs would have no greater rights against the bidders than those accorded to general unsecured creditors under applicable law; (c) the CVRs would be effectively subordinated in right of payment to all of the bidders’ secured obligations to the extent of the collateral securing such obligations; and (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders’ subsidiaries.

Response — In response to the Staff’s comment, page 26 of the Offer to Purchase has been revised to disclose the risks that security holders may face in connection with the CVRs and page 46 of the Offer to Purchase has been revised to describe the material terms of the CVRs and the CVR Agreement as noted by the Staff above.

Conditions of the Offer, page 48

7.	We note the language in the last paragraph in this section that the bidders’ failure “at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response — The Bidders confirm their understanding that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Bidders and the Bidders decided to proceed with the Offer this could, depending on the circumstances, constitute a waiver of such condition. The Bidders also confirm their understanding that when a condition is triggered by events that occur during the Offer period and before the expiration of the Offer,

Daniel F. Duchovny	October 24, 2014
U.S. Securities and Exchange Commission

the Bidders must inform holders of Shares of how the Bidders intend to proceed promptly, rather than waiting until the end of the Offer period, unless satisfaction of the condition or the impact of the failure to satisfy the condition cannot reasonably be determined until a later date or expiration of the Offer.

8.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response — The Bidders confirm their understanding that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Bidders and the Bidders decided to proceed with the Offer this could, depending on the circumstances, be a waiver of such condition and, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Bidders might be required to extend the Offer and recirculate new disclosure to holders of Shares.

* * * * *

Daniel F. Duchovny	October 24, 2014
U.S. Securities and Exchange Commission

The acknowledgements of each of the Bidders requested at the end of your letter are attached as Exhibit A to this letter. If you have any questions or comments regarding this letter or the Schedule TO-T/A, please do not hesitate to contact me at (212) 909-6000.

Very truly yours,

/s/ Andrew L. Bab

Andrew L. Bab

Exhibit A

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Durata Therapeutics, Inc.

Schedule TO-T filed October 17, 2014 by Delaware Merger Sub, Inc.,

    Actavis W.C. Holding Inc. and Actavis plc

SEC File No. 005-86923

Dear Mr. Duchovny:

As requested in your letter dated October 22, 2014, each of the undersigned acknowledges the following

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Andrew L. Bab (212-909-6000) of Debevoise & Plimpton LLP.

Sincerely,

ACTAVIS W.C. HOLDING INC.

By:	/s/ Sigurd C. Kirk
Name:	Sigurd C. Kirk
Title:	Senior Vice President, Corporate Business Development & Integration
Date:	October 24, 2014

DELAWARE MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Vice President
Date:	October 24, 2014

ACTAVIS PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Secretary and Chief Legal Officer
Date	October 24, 2014